MDU RESOURCES GROUP, INC.
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
AND COMBINED FIXED CHARGES AND PREFERRED STOCK DIVIDENDS

	Twelve Months Ended September 30, 2017	Year Ended December 31, 2016
	(In thousands of dollars)
Earnings Available for Fixed Charges:
Net Income (a)	$236,141	$233,102
Income Taxes	100,157	93,132
	336,298	326,234
Rents (b)	23,618	21,656
Interest (c)	83,164	88,045
Total Earnings Available for Fixed Charges	$443,080	$435,935

Preferred Dividend Requirements	$343	$685
Ratio of Income Before Income Taxes to Net Income	142%	140%
Preferred Dividend Factor on Pretax Basis	487	959
Fixed Charges (d)	106,730	109,636
Combined Fixed Charges and Preferred Stock Dividends	$107,217	$110,595
Ratio of Earnings to Fixed Charges	4.2x	4.0x
Ratio of Earnings to Combined Fixed Charges and Preferred Stock Dividends	4.1x	3.9x

(a)	Net income excludes undistributed income for equity investees.

(b)	Represents interest portion of rents estimated at 33 1/3%.

(c)
Represents interest, amortization of debt discount and expense on all indebtedness and amortization of interest capitalized, and excludes amortization of gains or losses on reacquired debt (which, under the Federal Energy Regulatory Commission Uniform System of Accounts, is classified as a reduction of, or increase in, interest expense in the Consolidated Statements of Income) and interest capitalized.

(d)
Represents rents (as defined above), interest, amortization of debt discount and expense on all indebtedness, and excludes amortization of gains or losses on reacquired debt (which, under the Federal Energy Regulatory Commission Uniform System of Accounts, is classified as a reduction of, or increase in, interest expense in the Consolidated Statements of Income).